Form U-13-60

Mutual and Subsidiary Service Companies

Revised February 7, 1980

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

SECURITIES AND EXCHANGE COMMISION

OF

Allegheny Energy Service Corporation

A Subsidiary Service Company

Date of Incorporation November 22, 1963

State or Sovereign Power under which Incorporated or Organized

Maryland

Location of Principal Executive Offices of Reporting Company

800 Cabin Hill Drive

Greensburg, PA 15601

Thomas R. Gardner, Vice President and Chief Accounting Officer

800 Cabin Hill Drive

Greensburg, PA 15601

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Allegheny Energy, Inc.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT OF Allegheny Energy Service Corporation

SCHEDULE I - COMPARATIVE BALANCE SHEET

Balance sheet of the Company as of December 31 of the current and prior year:

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		2004	2003
	SERVICE COMPANY PROPERTY

101	Service company property (Schedule II)	13,093,472	16,724,707
107	Construction work in progress (Schedule II)	0	0
	Total Property	13,093,472	16,724,707

108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)	(2,806,913)	(5,194,582)

	Net Service Company Property	10,286,559	11,530,125

	INVESTMENTS

123	Investments in associate companies (Schedule IV)	0	0
124	Other investments (Schedule IV)	35,553,646	42,360,000
	Total Investments	35,553,646	42,360,000

	CURRENT AND ACCRUED ASSETS

131	Cash	728,785	0
134	Special deposits	156,771	147,349
135	Working funds	0	0
136	Temporary cash investments (Schedule IV)	0	0
141	Notes receivable	0	0
142	Customer Account Receivable	0	41,055
143	Accounts receivable	1,450,067	3,441,980
144	Accumulated provision of uncollectible accounts	(28,552)	(8,545)
145	Notes Receivable from Associated Companies	74,500,000	0
146	Accounts receivable from associate companies (Schedule V)	171,889,838	170,497,645
152	Fuel stock expenses undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	402,291	1,410,367
174	Miscellaneous current and accrued assets (Schedule VIII)	2,792,968	5,148,251
	Total Current and Accrued Assets	251,892,168	180,678,102

	DEFERRED DEBITS

181	Unamortized debt expense	0	0
184	Clearing accounts	0	0
186	Miscellaneous deferred debits (Schedule IX)	120,137,440	110,468,534
188	Research, development, or demonstration expenditures (Schedule X)	0	0
190	Accumulated deferred income taxes	0	0
	Total Deferred Debits	120,137,440	110,468,534

	TOTAL ASSETS AND OTHER DEBITS	417,869,813	345,036,761

ANNUAL REPORT OF Allegheny Energy Service Corporation

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31
		2004	2003
	PROPRIETARY CAPITAL

201	Common stock issued (Schedule XI)	50,000	50,000
211	Miscellaneous paid-in capital (Schedule XI)	(92,303,138)	(77,625,476)
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule XI)	0	0
	Total Proprietary Capital	(92,253,138)	(77,575,476)

	LONG-TERM DEBT

223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long-term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
227	Obligations under capital leases-noncurrent	2,032,486	2,316,976
228	Accumulated provision for pension and benefits	341,730,616	326,356,626
	Total Long-Term Debt	343,763,101	328,673,602

	CURRENT AND ACCRUED LIABILITIES

231	Notes payable	0	0
232	Accounts payable	48,397,363	63,654,981
233	Notes payable to associate companies (Schedule XIII)	74,500,000	0
234	Accounts payable to associate companies (Schedule XIII)	0	0
236	Taxes accrued	1,195,759	3,191,734
237	Interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	948,051	3,330,321
242	Miscellaneous current and accrued liabilities (Schedule XIII)	4,241,630	6,397,712
	Total Current and Accrued Liabilities	129,282,803	76,574,748

	DEFERRED CREDITS

253	Other deferred credits	37,077,046	17,363,887
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	37,077,046	17,363,887

282	ACCUMULATED DEFERRED INCOME TAXES	0	0

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	417,869,813	345,036,761

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE II - SERVICE COMPANY PROPERTY

DESCRIPTION			BALANCE AT BEGINNING OF YEAR	ADDITIONS -1/	RETIREMENTS OR SALES -1a/	OTHER CHANGES -2/	BALANCE AT CLOSE OF YEAR
SERVICE COMPANY PROPERTY ACCOUNT

301	ORGANIZATION

303	MISCELLANEOUS INTANGIBLE PLANT		3,827,220	0	(2,500,000)	0	1,327,220

304	LAND AND LAND RIGHTS

307	EQUIPMENT	3/	2,283,054	2,435,128	0	(2,662,911)	2,055,271

309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT

310	AIRCRAFT AND AIRPORT EQUIPMENT		8,184,372	0	0	(122,202)	8,062,170

390.2	STRUCTURES AND IMPROVEMENTS		0	0	0	0	0

391	OFFICE FURNITURE		1,648,811	0	0	0	1,648,811

397	COMMUNICATION EQUIPMENT		781,250	0	(781,250)	0	0

	SUBTOTAL		16,724,707	2,435,128	(3,281,250)	(2,785,113)	13,093,472

107	CONSTRUCTION WORK IN PROGRESS

	TOTAL		16,724,707	2,435,128	(3,281,250)	(2,785,113)	13,093,472

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

1 /	Additions Include:
Computer Equipment - $2,145,560 consists of IBM Corp leases and $289,568 represents a lease with ICC-PC.

1a/	Retirements or Sales Include:

$2,500,000 of software and $781,250 for the telephone system located at the Monroeville Corporate Center. The lease was originally scheduled to last until December 2015. An option to terminate the lease early was exercised in December of 2004.

2 /	Other Changes Include:
Amortization of capitalized leases.

3 /	SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR
Capitalized Lease Equipment	2,435,128	2,055,271

TOTAL	2,435,128	2,055,271

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the year ended December 31, 2004

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND

AMORTIZATION OF SERVICE COMPANY PROPERTY

DESCRIPTION		BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCT 403	RETIREMENTS	OTHER CHANGES ADD (DEDUCT)	BALANCE AT CLOSE OF YEAR
ACCOUNT

301	ORGANIZATION	0				0

303	MISCELLANEOUS INTANGIBLE PLANT	(3,207,851)	(265,445)	2,500,000	0	(973,295)

304	LAND AND LAND RIGHTS	0				0

306	LEASEHOLD IMPROVEMENTS	0				0

307	EQUIPMENT	0				0

309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIP.	0				0

310	AIRCRAFT AND AIRPORT EQUIPMENT	(772,676)	(197,279)	0	0	(969,955)

311	OTHER SERVICE COMPANY PROPERTY

390	STRUCTURES AND IMPROVEMENTS	0		0	0	0

391	OFFICE FURNITURE	(628,119)	(235,544)	0	0	(863,663)

397	COMMUNICATIONS EQUIPMENT	(585,937)	(195,313)	781,250	0	0

	TOTAL	(5,194,582)	(893,581)	3,281,250	0	(2,806,913)

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

Retirements relate to software and communications equipment located at the Monroeville Corporate Center detailed in Schedule II.

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:

Complete the following schedule concerning investments.

Under Account 124 “Other Investments”, state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments”, list each investment separately.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

	0	0

ACCOUNT 124 - OTHER INVESTMENTS

Long-term cash deposit on future Corporate Jet Purchase	650,000	0

Unrecognized Prior Service Cost FAS 87	41,710,000	33,214,504

SERP Annuity Investments	0	2,339,142
	42,360,000	35,553,646

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

None.

	0	0

TOTAL	42,360,000	35,553,646

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Allegheny Energy, Inc.	7,247,469	(4,712,721)
Monongahela Power Company	64,421,164	36,107,069
The Potomac Edison Company	42,678,015	29,751,610
West Penn Power Company	35,506,469	33,941,312
Mountaineer Gas Company	33,400,175	31,446,365
Mountaineer Gas Services, Inc.	264,349	24,330
Allegheny Energy Supply Company, Inc.	(24,634,167)	43,946,005
Allegheny Energy Supply Hunlock Creek, LLC	(783)	(500)
Allegheny Energy Supply Conemaugh, LLC	28,936	0
Allegheny Energy Supply Gleason Generating Facility, LLC	663,282	52,622
Allegheny Energy Supply Wheatland Generating Facility, LLC	735,368	61,527
Allegheny Energy Supply Lincoln Generating Facility, LLC	212,220	0
Allegheny Generating Company	242,580	16,494
Allegheny Pittsburgh Coal Company	64,164	(29,775)
Allegheny Ventures, Inc.	3,727,496	626,525
AYP Energy, Inc.	3,091	57
Allegheny Communications Connect, Inc.	3,220,212	445,289
Allegheny Communications Connect of Pennsylvania, LLC	0	(15,980)
Allegheny Energy Solutions, Inc.	2,229,605	165,123
The West Virginia Power & Transmission Company	44,839	6,841
Buchanan Energy Company of Virginia, LLC	223	0
Green Valley Hydro, LLC	442,731	48,610
Acadia Bay Energy Company, LLC	207	9,035
TOTAL	170,497,645	171,889,838

ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:

DESCRIPTION	Monongahela Power Company	The Potomac Edison Company	West Penn Power Company	TOTAL PAYMENTS
None

TOTAL PAYMENTS	0	0	0	0

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED

None.

TOTAL	0	0	0

SUMMARY:

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED

None.

TOTAL	0	0	0

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

Current Deferred Tax Asset	5,148,251	2,792,968

TOTAL	5,148,251	2,792,968

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Deferred Pension and OPEB Receivable from Mountaineer Gas	14,483,549	11,631,924
Deferred Tax Asset	95,984,361	107,882,155
Insurance Recovery	0	623,361
Treasury Deferred Receivables	624	0
TOTAL	110,468,534	120,137,440

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION	AMOUNT
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

None

TOTAL	0

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XI - PROPRIETARY CAPITAL

ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD
				NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	50,000	10	5,000	50,000

INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION		AMOUNT
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL	Other paid-in Capital	13,888,026
	Excess over Unrecognized Prior Service Cost	(181,990,000)
	Federal Income Tax on Excess Unrecognized Prior Service Cost	57,919,527
	State Income Tax on Excess Unrecognized Prior Service Cost	17,879,309
		(92,303,138)

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS	None.	0

TOTAL		(92,303,138)

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

None.

TOTAL	0	0	0	0

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:	Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIGATIONS CLASS & SERIES OF OBLIGATIONS	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS	BALANCE AT CLOSE OF YEAR
ACCOUNT 223- ADVANCES FROM ASSOCIATE COMPANIES:

None.								0

ACCOUNT 224- OTHER LONG-TERM DEBT:

None.								0

TOTAL	0	0	0	0	0	0	0	0

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES	0

Allegheny Energy, Inc.		18,015,543
Monongahela Power Company		42,052,520
The Potomac Edison Company		14,431,937

TOTAL	0	74,500,000

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
TOTAL	0	0

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Capital Lease Obligations	1,574,501	1,509,005
Impairment on Leased Facilities	3,810,795	1,703,396
Directors and Officers Liability	1,000,000	1,000,000
Workers Compensation Accruals	12,416	29,229

TOTAL	6,397,712	4,241,630

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Reclassifications - certain amounts in the prior year have been reclassified to conform with the current year presentation.

No notes other than those specifically included on various pages.

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XV

STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME

457	Services rendered to associate companies	589,284,673	637,730,757
458	Services rendered to nonassociate companies	0	0
421	Miscellaneous income/(loss)	(1,441,775)	60,023
454	Rent from electric property
	Total Income	587,842,898	637,790,780

	EXPENSE

920	Salaries and wages	295,609,110	301,444,219
921	Office supplies and expenses	98,939,607	96,152,060
923	Outside services employed	53,197,806	74,774,959
924	Property insurance	93,926	320,065
925	Injuries and damages	1,313,072	1,954,616
926	Employee pensions and benefits	79,479,184	80,770,662
930.1	General advertising expenses	797,598	308,695
930.2	Miscellaneous general expenses	1,053,759	13,293,533
931	Rents	35,272,411	33,689,775
403	Depreciation and amortization expense	893,580	958,684
408.1	Taxes other than income taxes	28,253,566	27,369,495
409.1	Income taxes	(8,095,768)	4,242,546
410.1	Provision for deferred income taxes	44,063,875	67,045,331
411.1	Provision for deferred income taxes - credit	(43,129,527)	(65,580,634)
415	Merchandising, jobbing and contract revenue	(4,394,400)	0
416	Merchandising, jobbing and contract expense	4,394,400	0
419	Interest dividend income	(4,895)	(1,419)
426.1	Donations	101,904	887,743
431	Other interest expense	3,689	160,450

	Total Expense	587,842,898	637,790,780

	Net Income or (Loss)	0	0

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

ASSOCIATE COMPANIES

ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
		1/
	457-1	457-2	457-3

West Penn Power Company	70,784,015	61,083,588		131,867,603
Monongahela Power Company	80,483,815	70,752,373		151,236,188
Allegheny Energy Supply Company, LLC	49,694,527	93,945,229		143,639,756
The Potomac Edison Company	56,280,259	45,438,614		101,718,873
Mountaineer Gas Company	33,665,891	14,543,592		48,209,483
Allegheny Energy, Inc.	2,624,638	836,838		3,461,476
Allegheny Ventures, Inc.	3,096,235	409,038		3,505,273
Allegheny Communications Connect, Inc.	2,513,222	568,156		3,081,378
Allegheny Communications Connect of Pennsylvania, LLC	6,454	(1,828)		4,626
Allegheny Energy Solutions, Inc.	423,823	636,051		1,059,874
Allegheny Energy Supply Gleason Generating Facility, LLC	395,295	(8,160)		387,135
Allegheny Energy Supply Wheatland Generating Facility, LLC	495,881	(36,497)		459,384
Allegheny Generating Company	32,882	(16,388)		16,494
The West Virginia Power & Transmission Company	29,604	266		29,870
Allegheny Energy Supply Hunlock Creek, LLC	376	(93)		283
Green Valley Hydro, LLC	327,579	(39,111)		288,468
Mountaineer Gas Services, Inc.	123,629	53,065		176,694
Acadia Bay Energy Company, LLC	46,309	(12,209)		34,100
Allegheny Energy Supply Lincoln Generating Facility, LLC	25,130	112,269		137,399
Buchanan Energy Company of Virginia, LLC	85	(50)		35
Allegheny Pittsburgh Coal Company	(27,704)	(2,071)		(29,775)
AYP Energy, Inc.	80	(23)		57

TOTAL	301,022,025	288,262,648	0	589,284,673

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES

ACCOUNT 458

NAME OF NONASSOCIATE COMPANY	DIRECT COST CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL COST	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
None	458-1	458-2	458-3		458-4
TOTAL

INSTRUCTION:	Provide a brief description of the services rendered to each non-associate.

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE

ASSOCIATE AND NONASSOCIATE COMPANIES

	DESCRIPTION OF ITEMS	DIRECT COST	ASSOCIATE COMPANY CHARGES INDIRECT COST	TOTAL	DIRECT COST	NONASSOCIATE COMPANY CHARGES INDIRECT COST	TOTAL	DIRECT COST	1/ TOTAL CHARGES FOR SERVICE INDIRECT COST	TOTAL

920	SALARIES AND WAGES	110,395,566	185,213,544	295,609,110				110,395,566	185,213,544	295,609,110
921	OFFICE SUPPLIES AND EXPENSES	89,216,721	9,722,885	98,939,605				89,216,721	9,722,885	98,939,605
923	OUTSIDE SERVICES EMPLOYED	7,801,303	45,396,503	53,197,806				7,801,303	45,396,503	53,197,806
924	PROPERTY INSURANCE	39,006	54,920	93,926				39,006	54,920	93,926
925	INJURIES AND DAMAGES	199,633	1,113,439	1,313,072				199,633	1,113,439	1,313,072
926	EMPLOYEE PENSIONS AND BENEFITS	60,941,345	18,537,839	79,479,184				60,941,345	18,537,839	79,479,184
930.1	GENERAL ADVERTISING EXPENSES	3,735	793,863	797,598				3,735	793,863	797,598
930.2	MISCELLANEOUS GENERAL EXPENSES	(88,150)	1,141,909	1,053,759				(88,150)	1,141,909	1,053,759
931	RENTS	29,746,294	5,526,117	35,272,411				29,746,294	5,526,117	35,272,411
403	DEPRECIATION AND AMORTIZATION EXPENSE	893,580		893,580				893,580	—	893,580
408	TAXES OTHER THAN INCOME TAXES	1,842,372	26,411,195	28,253,567				1,842,372	26,411,195	28,253,567
409	INCOME TAXES		(8,095,768)	(8,095,768)				—	(8,095,768)	(8,095,768)
410	PROVISION FOR DEFERRED INCOME TAXES		44,063,875	44,063,875				—	44,063,875	44,063,875
411	PROVISION FOR DEFERRED INCOME							—	—
	TAXES – CREDIT		(43,129,527)	(43,129,527)				—	(43,129,527)	(43,129,527)
411.5	INVESTMENT TAX CREDIT							—	—	—
415	MERCHANDISING, JOBBING AND CONTRACT REVENUE		(4,394,400)	(4,394,400)				—	(4,394,400)	(4,394,400)
416	MERCHANDISING, JOBBING AND CONTRACT EXPENSE		4,394,400	4,394,400				—	4,394,400	4,394,400
419	INTEREST DIVIDEND INCOME		(4,895)	(4,895)				—	(4,895)	(4,895)
421	MISCELLANEOUS (INCOME)/LOSS	25,228	1,416,547	1,441,775				25,228	1,416,547	1,441,775
426.1	DONATIONS	5,304	96,600	101,904				5,304	96,600	101,904
427	INTEREST ON LONG-TERM DEBT							—	—	—
431	OTHER INTEREST EXPENSE	87	3,602	3,689				87	3,602	3,689
INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
TOTAL EXPENSES		301,022,025	288,262,648	589,284,673	—	—	—	301,022,025	288,262,648	589,284,673
Compensation for use of equity capital		—	—	—	—	—	—	—	—	—
430 INTEREST ON DEBT TO ASSOC COS.		—	—	—	—	—	—	—	—	—
TOTAL COST OF SERVICE		301,022,025	288,262,648	589,284,673	—	—	—	301,022,025	288,262,648	589,284,673

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION

BY

DEPARTMENT OR SERVICE FUNCTION

FERC Account	DESCRIPTION OF ITEMS	TOTAL AMOUNT	EXECUTIVE	LEGAL GROUP	STRATEGIC PLANNING	EXTERNAL AFFAIRS	FINANCE ADMINISTRATION	AUDIT SERVICES	CONTROLLER
920	SALARIES AND WAGES	295,609,110	1,436,993	12,506,229	5,187,744	1,250,440	1,104,965	1,862,055	11,024,027
921	OFFICE SUPPLIES AND EXPENSE	98,939,607	85,241,179	689,891	91,632	208,088	97,063	66,452	269,777
923	OUTSIDE SERVICES EMPLOYED	53,197,806	1,040,404	6,059,687	141,547	177,752	1,225,783	3,810,672	19,580,355
924	PROPERTY INSURANCE	93,926	39,006
925	INJURIES AND DAMAGES	1,313,072		142,740					81,855
926	EMPLOYEE PENSIONS AND BENEFITS	79,479,184	(120,997,277)	2,938,755	1,866,076	938,746	388,344	710,771	4,139,129
930.1	GENERAL ADVERTISING EXPENSE	797,598						2,120	2,306
930.2	MISCELLANEOUS GENERAL EXPENSE	1,053,759	14,020	10,000	423	918,314	(94,375)	4,900	5,574
931	RENTS	35,272,411	27,108,932	85,823	16,972	132,636	6,247	26,348	289,154
403	DEPRECIATION AND AMORTIZATION EXPENSE	893,580	893,580
4081	TAXES OTHER THAN INCOME TAXES	28,253,567	27,578,159						(74,142)
409.1	INCOME TAXES	(8,095,768)	(8,095,768)
410.1	PROVISION FOR DEFERRED INCOME TAXES	44,063,875	44,063,875
411.1	PROVISION FOR DEFERRED INCOME TAXES-CREDIT	(43,129,527)	(43,129,527)
415	MERCHANDISING, JOBBING AND CONTRACT REVENUE	(4,394,400)							(4,394,400)
416	MERCHANDISING, JOBBING AND CONTRACT EXPENSE	4,394,400							4,394,400
419	INTEREST AND DIVIDEND INCOME	(4,895)	(3,830)
426.1	DONATIONS - NONOPERATING	101,904	25,000			70,100
431	OTHER INTEREST EXPENSE	3,689	3,689
INSTRUCTION: Indicate each department or service function
	TOTAL EXPENSES	587,842,898	15,218,434	22,433,125	7,304,395	3,696,077	2,728,027	6,483,319	35,318,034

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION

BY

DEPARTMENT OR SERVICE FUNCTION

FERC Account	DESCRIPTION OF ITEMS	TREASURER	ASSET MANAGEMENT	INFOR- MATION SYSTEMS	SUPPLY CHAIN	CORPORATE RISK MANAGEMENT	CORPORATE COMMUNI- CATIONS ADMIN GROUP	HUMAN RESOURCES	SYSTEM SECURITY	ALLEGHENY ENERGY SUPPLY ADMINI- STRATION		PRO- DUCTION AND SALES	SUPPLY OPERATIONS
920	SALARIES AND WAGES	1,858,887	370,993	15,419,930	4,489,604	1,457,977	1,517,086	27,563,346	926,161	(2,139,072	) *	85,013,938	1,225,310
921	OFFICE SUPPLIES AND EXPENSE	97,255	7,536	2,198,574	47,823	83,110	97,168	149,774	169,350	219,189		564,653	66,778
923	OUTSIDE SERVICES EMPLOYED	578,447	15,687	8,313,325	78,546	81,557	645,553	1,670,116	487,840	80,085		175,783	31,741
924	PROPERTY INSURANCE					54,920
925	INJURIES AND DAMAGES					113,675		869,302				15,000
926	EMPLOYEE PENSIONS AND BENEFITS	774,211	143,417	5,975,281	1,837,894	522,091	957,680	97,666,875	366,022	111,106		32,688,473	362,680
930.1	GENERAL ADVERTISING EXPENSE			30		772	4,592	42,336				772
930.2	MISCELLANEOUS GENERAL EXPENSE	129,323		9,546	60	525		2,786	420	1,596		55
931	RENTS	19,928	3,764	2,687,610	39,398	31,710	18,821	107,494	21,373	67,647		1,300
403	DEPRECIATION AND AMORTIZATION EXPENSE
4081	TAXES OTHER THAN INCOME TAXES									301,820
409.1	INCOME TAXES
410.1	PROVISION FOR DEFERRED INCOME TAXES
411.1	PROVISION FOR DEFERRED INCOME TAXES-CREDIT
415	MERCHANDISING, JOBBING AND CONTRACT REVENUE
416	MERCHANDISING, JOBBING AND CONTRACT EXPENSE
419	INTEREST AND DIVIDEND INCOME							(1,065)
426.1	DONATIONS - NONOPERATING
431	OTHER INTEREST EXPENSE
INSTRUCTION: Indicate each department or service function
	TOTAL EXPENSES	3,458,051	541,398	34,604,296	6,493,326	2,346,338	3,240,899	128,070,965	1,971,165	(1,357,629)		118,459,974	1,686,509

*	December 2003 accrual reversal resulted in negative salaries.

22A

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION

BY

DEPARTMENT OR SERVICE FUNCTION

FERC Account	DESCRIPTION OF ITEMS	SUPPLY SERVICES	ALLEGHENY POWER ADMIN.	AP CORPORATE		RATES	RETAIL SERVICES	TRANSMISSION & DELIVERY
920	SALARIES AND WAGES	6,953,847	449,307	(4,147,032	) *	2,802,870	34,963,372	82,510,130
921	OFFICE SUPPLIES AND EXPENSE	225,724	39,358	(1,616)		98,192	2,559,610	5,653,047
923	OUTSIDE SERVICES EMPLOYED	36,510	89,269	93,867		272,248	3,875,917	4,635,115
924	PROPERTY INSURANCE
925	INJURIES AND DAMAGES	47,500					4,500	38,500
926	EMPLOYEE PENSIONS AND BENEFITS	2,635,486	224,539	1,173,291		1,107,152	13,249,344	29,699,096
930.1	GENERAL ADVERTISING EXPENSE						728,592	16,079
930.2	MISCELLANEOUS GENERAL EXPENSE	7,628				1,473	33,353	8,138
931	RENTS	3,078	4,013	182		53,583	3,551,509	994,891
403	DEPRECIATION AND AMORTIZATION EXPENSE
4081	TAXES OTHER THAN INCOME TAXES			447,731
409.1	INCOME TAXES
410.1	PROVISION FOR DEFERRED INCOME TAXES
411.1	PROVISION FOR DEFERRED INCOME TAXES-CREDIT
415	MERCHANDISING, JOBBING AND CONTRACT REVENUE
416	MERCHANDISING, JOBBING AND CONTRACT EXPENSE
419	INTEREST AND DIVIDEND INCOME
426.1	DONATIONS - NONOPERATING						6,804
431	OTHER INTEREST EXPENSE
INSTRUCTION: Indicate each department or service function
	TOTAL EXPENSES	9,909,773	806,485	(2,433,577)		4,335,519	58,973,001	123,554,995

*	December 2003 accrual reversal resulted in negative salaries.

22B

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES

ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE INCLUDED IN AMOUNTS BILLED TO				NUMBER PERSONNEL END OF YEAR
NAME OF DEPARTMENT Indicate each dept. or service function.	TOTAL AMOUNT		PARENT COMPANY	OTHER ASSOCIATES
Executive	1,436,993		483	1,436,510	3
Legal Group	12,506,229		81,740	12,424,489	91
Strategic Planning	5,187,744		407,189	4,780,555	53
External Affairs	1,250,440		1,774	1,248,665	13
Finance Administration	1,104,965		94,236	1,010,729	9
Audit Services	1,862,055			1,862,055	31
Controller	11,024,027			11,024,027	166
Treasurer	1,858,887			1,858,887	26
Asset Management	370,993			370,993	4
Information Systems	15,419,930			15,419,930	202
Supply Chain	4,489,604			4,489,604	92
Corporate Risk Management	1,457,977			1,457,977	18
Corporate Communication & Administration	1,517,086		115,788	1,401,299	16
Human Resources	27,563,346			27,563,346	43
System Security	926,161			926,161	18
Allegheny Energy Supply Administration	(2,139,072	)*		(2,139,072)	9
Production Sales	85,013,939		166	85,013,773	1,206
Operations	1,225,310		1,815	1,223,495	14
Services	6,953,847			6,953,847	58
Allegheny Power Administration	449,307			449,307	2
AP Corporate	(4,147,032	)*		(4,147,032)	0
Regulations and Rates	2,802,870			2,802,870	43
Retail Services	34,963,372			34,963,372	788
Transmission & Distribution	82,510,130		105,064	82,405,065	2,193

TOTAL	295,609,110		808,256	294,800,853	5,098

*	December 2003 accrual reversal resulted in negative salaries.

ANNUAL REPORT OF

Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED Contract Work	Address			Amount
Vendors Over $25,000
WALLY CORP	PO BOX BB		UNIONTOWN PA	743,885
C & M COURIER SERVICES INC	PO BOX 4520		BRIDGEPORT WV	486,564
US SECURITY ASSOC INC	PO BOX 931703		ATLANTA GA	443,045
L J AVIATION	ARNOLD PALMER REGIONAL AIRPORT	200 PLEASANT UNITY RD STE 112	LATROBE PA	288,446
INSIGHT SERVICES	PO BOX 713096		COLUMBUS OH	207,676
WAUSAU FINANCIAL SYSTEMS INC	875 INDIANHEAD DR	PO BOX 37	MOSINEE WI	169,977
IBM CORP	91222 COLLECTION CENTER DR		CHICAGO IL	150,070
ONESOURCE BUILDING SERVICES INC	PO BOX 198352		ATLANTA GA	112,403
KNEPPER PRESS CORP	1120 ROBB HILL RD		OAKDALE PA	104,702
SIEMENS POWER TRANSMISSION &	DEPT CH 10075		PALATINE IL	103,290
TWENTY FIRST CENTURY	COMM INC	760 NORTHLAWN DR	COLUMBUS OH	92,799
AREVA T & D INC	PO BOX 88808		CHICAGO IL	86,926
PITNEY BOWES INC	PO BOX 856390		LOUISVILLE KY	71,910
COLT ATLANTIC SERVICES	1845C LEE CT		BUFORD GA	71,306
TECHNICAL SOLUTIONS INC	PO BOX 741		ALLISON PARK PA	69,448
OCE USA INC	12379 COLLECTIONS CENTER DR		CHICAGO IL	62,058
SUNGARD AVAILABILITY SERVICES	PO BOX 91233		CHICAGO IL	55,112
STORAGE TECHNOLOGY CORP	PO BOX 99600		CHICAGO IL	54,010
FAYETTE CO COMMUNITY ACTION	140 N BEESON AVE		UNIONTOWN PA	49,285
RYAN MOVING & STORAGE INC	PO BOX 461		IRWIN PA	39,010
ENVISION TELEPHONY INC	520 PIKE ST STE 1600		SEATTLE PA	35,381
INTERTECH SECURITY OF PA	549B KEYSTONE DR		WARRENDALE PA	33,059
LOWES HOME IMPROVEMENT WAREHOUSE	PO BOX 530954		ATLANTA GA	32,790
MAINLINE INFORMATION SYSTEMS INC	PO BOX 402989		ATLANTA GA	32,420
OPEX CORP	305 COMMERCE DR		MOORESTOWN NJ	29,786
PRODUCT SUPPORT SOLUTIONS INC	6761 SIERRA CT	STE C	DUBLIN CA	28,325
IPASS INC	BOX 200152		PITTSBURGH PA	27,359
STORAGE TECHNOLOGY CORP	PO BOX 99600		CHICAGO IL	26,728

Miscellaneous - Under $25,000 (224)				618,942

Total Contract Service				4,326,712

ANNUAL REPORT OF

Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED Legal Services	Address			Amount
Vendors Over $25,000
SULLIVAN & CROMWELL	125 BROAD ST		NEW YORK NY	1,927,872
SKADDEN ARPS SLATE MEAGHER	PO BOX 1764		WHITE PLAINS NY	745,340
WINSTON & STRAWN LLP	36235 TREASURY CTR		CHICAGO IL	499,398
MORGAN LEWIS & BOCKIUS LLP	PO BOX 8500 S-6050		PHILADELPHIA	330,663
DICKSTEIN SHAPIRO MORIN & OSHINSKY	OSHINSKY LLP	2101 L ST NW	WASHINGTON DC	271,427
REED SMITH LLP	PO BOX 360074M		PITTSBURGH PA	236,341
JACKSON KELLY PLLC	ATTORNEYS AT LAW	PO BOX 11276	CHARLESTON WV	194,699
DECHERT LLP	PO BOX 7247-6643		PHILADELPHIA	191,632
ARKIN KAPLAN LLP	590 MADISON AVE		NEW YORK NY	169,771
MORGAN LEWIS & BOCKIUS LLP	101 PARK AVE		NEW YORK NY	163,395
ALSTON & BIRD LLP	PO BOX 277874		ATLANTA GA	152,077
GREINER & CHADSEY LLP	C/O DEBORAH J CHADSEY	5687 MAIN ST STE 200	WILLIAMSVILLE NY	148,402
JONES WALKER LLP	201 ST CHARLES AVE		NEW ORLEANS LA	84,009
THORP REED & ARMSTRONG LLP	ONE OXFORD CTR	301 GRANT ST	PITTSBURGH PA	75,479
DLA PIPER RUDNICK GRAY	PO BOX 75190		BALTIMORE MD	71,071
BRODY & ASSOC LLC	1177 SUMMER ST		STAMFORD CT	57,080
RYAN RUSSELL OGDEN & SELTZER LLP	1105 BERKSHIRE BLVD STE 330		WYOMISSING PA	49,166
SEMMES BOWEN & SEMMES	250 W PRATT ST		BALTIMORE MD	37,818
VINSON & ELKINS LLP	PO BOX 200113		HOUSTON TX	26,362
SWIDLER BERLIN SHEREFF FRIEDMAN	ATTN ACCOUNTING DEPT	PO BOX 3766	WASHINGTON DC	25,376
CHADBOURNE & PARKE LLP	1200 NEW HAMPSHIRE AVE NW		WASHINGTON DC	25,299

Miscellaneous - Under $25,000 (51)				168,743

Total Legal Services				5,651,420

Medical Services

Vendors Over $25,000

DRUG TESTING PROGRAMS INC	PO BOX 157		BRIDGEVILLE PA	85,170
GATEWAY REHABILITATION CENTER	RD 2 MOFFETT RUN RD		ALIQUIPPA PA	71,761
PROFESSIONAL HEALTH SERVICES INC	83 S EAGLE RD		HAVERTOWN PA	51,600
LIFELINK MD INC	1717 PENNSYLVANIA AVE NW	STE850	WASHINGTON DC	25,768

Miscellaneous - Under $25,000c (154)				142,913

Total Medical Service				377,212

Audit Services

Vendors Over $25,000

PRICEWATERHOUSE COOPERS LLP	PO BOX 7247-8001		PHILADELPHIA PA	8,357,733

Total Audit Services				8,357,733

24A

ANNUAL REPORT OF

Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	Address	Amount
Outside Services - Engineering
Miscellaneous - Under $25,000 (4)		10,676
Total Outside Services-Engineering		10,676

24B

ANNUAL REPORT OF

Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	Address			Amount
Nonaffiliated Outside Services - Software
Vendors Over $25,000

CGI-AMS INC	111 DUKE ST	3RD FL	MONTREAL QC CANADA	433,946
IBM CORP	91222 COLLECTION CENTER DR		CHICAGO IL	417,287
EISTREAM VIEWSTAR INC	PO BOX 93104		LUBBOCK TX	304,968
COMPUTER ASSOC INTL INC	ACCOUNTS RECEIVABLE	PO BOX 360355	PITTSBURGH PA	292,124
UTILITY ASSOC INC	7 PIEDMONT CTR STE 300		ATLANTA GA	285,188
IBM CORP	PO BOX 643600		PITTSBURGH PA	247,297
EMC CORP	PO BOX 7777		PHILADELPHIA PA	246,452
IBM	PO BOX 7247-0276		PHILADELPHIA PA	228,740
LODESTAR CORP	DEPT 0458	PO BOX 120458	DALLAS TX	211,042
MAINLINE INFORMATION SYSTEMS INC	PO BOX 402989		ATLANTA GA	194,679
SOFTWARE SPECTRUM INC	PO BOX 848264		DALLAS TX	165,330
NEW ENERGY ASSOC LLC	PO BOX 116022		ATLANTA GA	158,286
POWERPLAN CONSULTANTS INC	1600 PARKWOOD CIRCLE	SUITE 600	ATLANTA GA	148,253
CONVERGENT GROUP	DEPT 560	PO BOX 8000	BUFFALO NY	146,093
D & B	PO BOX 75434		CHICAGO IL	145,593
CHESAPEAKE SYSTEMS SOLUTIONS	10220 S DOLFIELD RD	STE 209	OWINGS MILLS MD	131,844
SELKIRK FINANCIAL TECHNOLOGIES	INC	1300 N PROSPECT AVE #126	MILWAUKEE WI	130,000
WORKSUITE LLC	PO BOX 7777-W510454		PHILADELPHIA PA	113,685
ARCPLAN INC	900 W VALLEY RD	STE 204	WAYNE PA	113,038
DAP TECHNOLOGIES CORP	14502 N DALE MABRY HWY	STE 227	TAMPA FL	108,600
MACRO 4 INC	PO BOX 19157		NEWARK NJ	106,643
COGNOS CORP	67 S BEDFORD ST		BURLINGTON MA	94,260
DIGITAL INSPECTIONS	DIVISION OF XENERGY	PO BOX 350020	BOSTON MA	77,115
BMC RECEIVABLES CORP #5	PO BOX 203070		HOUSTON TX	74,500
TERRY WATERBURY	6355 FAIRWAY VIEW COVE		BARTLETT TN	74,250
TELE ATLAS NORTH AMERICA	GEOGRAPHIC DATA TECHNOLOGY INC	PO BOX 3506	BOSTON MA	71,815
CANDLE CORP	PO BOX 99974		CHICAGO IL	70,054
SYBARI	353 LARKFIELD RD		E NORTHPORT NY	69,828
SECURE COMPUTING CORP	NW 7182	PO BOX 1450	MINNEAPOLIS MN	64,201
DATA PROCESSING SCIENCES CORP	PO BOX 630245		CINCINNATI OH	63,649
TREASURY STRATEGIES INC	ATTN MICHAEL GALLANIS	309 W WASHINGTON ST	CHICAGO IL	52,595
EPICOR SOFTWARE CORP	DEPT 1547		LOS ANGELES CA	51,113
OMI INTL INC	1501 WOODFIELD RD	STE 210 W	SCHAUMBURG IL	50,350
BENTLEY SYSTEMS INC	PO BOX 828836		PHILADELPHIA PA	49,552
CONVERGENT GROUP	DBA SCHLUMBERGER SEMA	PO BOX 910729	DALLAS TX	48,032
OSISOFT INC	PO BOX 727		SAN LEANDRO CA	46,850
CERIDIAN EMPLOYER SERVICES	PO BOX 10989		NEWARK NJ	46,139
DELOITTE & TOUCHE TAX TECHNOLOGIES LLC	ATTN FINANCE	1751 LAKE COOK RD	DEERFIELD IL	44,570
SYMANTEC	FILE #32168	PO BOX 6000	SAN FRANCISCO CA	44,500
GE CAPITAL IT SOLUTIONS INC	PO BOX 281724		ATLANTA GA	44,002

24C

ANNUAL REPORT OF

Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	Address			Amount
INTEG ENTERPRISE CONSULTING	38 E PARK ST		NEWARK NJ	43,328
CONVERGENT GROUP CORP	PO BOX 714749		COLUMBUS OH	43,047
METAVANTE CORP	ACCOUNTING DEPT	BIN 440	MILWAUKEE WI	40,891
HYPERION SOLUTIONS CORP	DEPT 33389	PO BOX 39000	SAN FRANCISCO CA	40,842
PRIMAVERA SYSTEMS INC	3 BALA PLAZA W		BALA CYNWYD PA	40,500
CHAMPION SOLUTIONS GROUP	PO BOX 550336		TAMPA FL	39,666
IRON MOUNTAIN OSDP	PO BOX 27129		NEW YORK NY	38,626
EPRI	PO BOX 60624		CHARLOTTE NC	38,160
ITRON INC	PO BOX 200209		DALLAS TX	37,813
SEVERN TRENT LABORATORIES INC	PO BOX 7777-W4305		PHILADELPHIA PA	37,100
MAPFRAME CORP	4514 COLE AVE	STE400	DALLAS TX	35,073
ALLEN SYSTEMS GROUP INC	135 S LASALLE ST DEPT 4304		CHICAGO IL	34,419
SELECT BUSINESS SOLUTIONS	PO BOX 360495		PITTSBURGH PA	34,061
ANACOMP	PO BOX 30838		LOS ANGELES CA	32,730
SAS INSTITUTE INC	PO BOX 406922		ATLANTA GA	29,913
STORAGE TECHNOLOGY CORP	PO BOX 99600		CHICAGO IL	29,174
NEXTIRAONE LLC	21398 NETWORK PL		CHICAGO IL	28,682
NORTEL NETWORKS INC	3985 COLLECTION CENTER DR		CHICAGO IL	28,617
STERLING COMMERCE INC	PO BOX 73199		CHICAGO IL	26,115
SOPHOS INC	PO BOX 414930		BOSTON MA	25,599

Miscellaneous - Under $25,000 (120)				585,978

Total Nonaffiliated Outside Services-Software				6,756,797

VoiceInfra-Hardware & Software Maint./License

Vendors Over $25,000
VERIZON-CCS	PO BOX 64872		BALTIMORE MD	37,622

Miscellaneous - Under $25,000 (1)				807

Total VoiceInfra-Hardware & Software Maint./License				38,429

Disk Storage - Software Maintenance/License

Vendors Over $25,000
EMC CORP	PO BOX 7777		PHILADELPHIA PA	197,396

Total Disk Storage - Software Maintenance/License				197,396

24D

ANNUAL REPORT OF

Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	Address			Amount
Distr. Server - Software Maintenance/License

Vendors Over $25,000
HYPERION SOLUTIONS CORP	DEPT 33389	PO BOX 39000	SAN FRANCISCO CA	100,636
ORACLE CORP	PO BOX 71028		CHICAGO IL	83,827
OSI SOFTWARE INC	PO BOX 4586		HAYWARD CA	44,765
ENVISION TELEPHONY INC	520 PIKE ST STE 1600		SEATTLE WA	35,047
MAPFRAME CORP	521 PIKE ST STE 1600		SEATTLE WA	33,088
BEA SYSTEMS INC	7074 COLLECTION CENTER DR		CHICAGO IL	27,030

Miscellaneous - Under $25,000 (7)				44,796

Total Distr. Server - Software Maintenance/License				369,191

24E

ANNUAL REPORT OF

Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	Address			Amount
Mainframe - Software Maint/License

Vendors Over $25,000
MITEM CORP	640 MENLO AVENUE		MENLO PARK CA	81,302
IBM CORP	91222 COLLECTION CENTER DR		CHICAGO IL	96,891
METAVANTE CORP	ACCOUNTING DEPT	BIN 440	MILWAUKEE WI	42,936
SELECT BUSINESS SOLUTIONS	PO BOX 360495		PITTSBURGH PA	37,467

Miscellaneous - Under $25,000 (3)				35,622

Total Mainframe - Software Maint/License				294,217

Network Infra. - Software Maint/License

Vendors Over $25,000
ARCPLAN INC	W VALLEY BUSINESS CTR	900 W VALLEY RD	WAYNE PA	588,258
PEOPLE SOFT USA INC	DEPT CH 10699		PALATINE IL	131,718
NETSCOUT SYSTEMS INC	DEPT CH 10966		PALATINE IL	61,707
SELKIRK FINANCIAL TECHNOLOGIES	1055 W HASTINGS ST	17TH FL	VANCOUVER BC	46,000

Total Network Infra. - Software Maint/License				827,683

Personal Comp - Software Maint/License

Vendors Over $25,000
CONVERGENT GROUP	DEPT 560	PO BOX 8000	BUFFALO NY	245,467
CGI-AMS INC	111 DUKE ST	3RD FL	MONTREAL QC CANADA	122,727
MAXIMUS	998 OLD EAGLE SCHOOL RD	STE 1215	WAYNE PA	43,318
QUEST SOFTWARE, INC	PO BOX 51739		LOS ANGELES CA	37,249
SUNGARD AVAILABILITY SERVICES	PO BOX 91233		CHICAGO IL	27,904

Miscellaneous - Under $25,000 (10)				65,090

Total Personal Comp - Software Maint/License				541,756

Tape Storage - Software Maint/License

Vendors Over $25,000
STORAGE TECHNOLOGY CORP	PO BOX 99600		CHICAGO IL	15,660

Total Tape Storage - Software Maint/License				15,660

Temporary Staffing Services

24F

ANNUAL REPORT OF

Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	Address			Amount
Vendors Over $25,000
RESOURCES GLOBAL PROFESSIONALS	C/O BANK OF AMERICA	675 ANTON BLVD	COSTA MESA CA	1,000,343
ROBERT HALF INTL INC	12400 COLLECTIONS CENTER DR		CHICAGO IL	788,118
TECHNICAL SOLUTIONS INC	PO BOX 741		ALLISON PARK PA	653,111
MANPOWER INC	PO BOX 88573		MILWAUKEE WI	420,357
RESOURCES CONNECTION	FILE 55221		LOS ANGELES CA	411,392
KFORCE INC	PO BOX 277997		ATLANTA GA	120,609
FL RISKCNTL CONSULTING INC	301 W 57TH ST #11D		NEW YORK NY	73,923
DEPAUL & ASSOC INC	BROOKSIDE OFFICE PARK	71 MCMURRAY RD	PITTSBURGH PA	36,826
MGMT RECRUITERS & OM5 OF ANN ARBOR	9600 GREEN CT STE 100		ANN ARBOR MI	27,400

RETEC GROUP INC	PO BOX 99859		CHICAGO IL	25,446

Miscellaneous - Under $25,000 (5)				16,092

Total Temporary Staffing Service				3,573,616

Outside Services - Information Services

Vendors Over $25,000
ALLEGIS GROUP SERVICES INC	2001 CENTERPOINT PKWY	STE 101A	PONTIAC MI	2,454,510
SELKIRK FINANCIAL TECHNOLOGIES	1055 W HASTINGS ST	17TH FL	VANCOUVER BC	351,284
RANZAL INC	PO BOX 414581		BOSTON MA	299,012
BENEFACTOR FUNDING CORP	C/O REDSIREN INC	PO BOX 6241	DENVER CO	223,584
JOHN C REECE & ASSOC LLC	1111 23RD ST NW	STE 2E	WASHINGTON DC	98,570
CONTROL POINT SOLUTIONS INC	201 RTE 17 n	12TH FL	RUTHERFORD NJ	83,650
TREASURY STRATEGIES INC	ATTN MICHAEL GALLANIS	309 W WASHINGTON ST	CHICAGO IL	49,740
INTEG ENTERPRISE CONSULTING	38 E PARK ST		NEWARK NJ	49,280
TECHNICAL SOLUTIONS INC	PO BOX 741		ALLISON PARK PA	45,539
GARTNER INC	PO BOX 911319		DALLAS TX	35,000
VIGILANTMINDS	4736 PENN AVENUE		PITTSBURGH	34,852
TEK SYSTEMS INC	PO BOX 198568		ATLANTA GA	30,644
IRON MOUNTAIN OSDP	PO BOX 27129		NEW YORK NY	30,041

Miscellaneous - Under $25,000 (16)				76,548

Total Outside Services - Information Services				3,862,254

Distrib. Server-Hardware Maintenance

Miscellaneous - Under $25,000 (4)				8,891
Total Distrib. Server-Hardware Maintenance				8,891

24G

ANNUAL REPORT OF

Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	Address		Amount
Mainframe-Hardware Maintenance

Miscellaneous - Under $25,000 (5)			14,761

Total Mainframe-Hardware Maintenance			14,761

Network Infrastructure Hardware Maint.

Vendors Over $25,000
IBM CORP	91222 COLLECTION CENTER DR	CHICAGO IL	149,336

Miscellaneous - Under $25,000 (2)			1,481

Total Network Infrastructure Hardware Maint.			150,817

24H

ANNUAL REPORT OF

Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	Address			Amount
Personal Computer Hardware Maint.

Miscellaneous - Under $25,000 (3)				17,846

Total Credit and Collections Service				17,846

Tape Storagev - Hardware Maintenance

Vendors Over $25,000
STORAGE TECHNOLOGY CORP	PO BOX 99600		CHICAGO IL	77,366

Total Tape Storage - Hardware Maintenance				77,366

Outside Services - Rates

Miscellaneous - Under $25,000 (3)				28,995

Total Outside Services - Rates				28,995

Outside Services - Credit & Collections

Vendors Over $25,000

EQUIFAX CREDIT INFORMATION	PO BOX 105835		ATLANTA GA	105,944

Miscellaneous - Under $25,000 (9)				44,256

Total Outside Services - Credit & Collections				150,200

Outside Services - Other

Vendors Over $25,000
DELOITTE CONSULTING	PO BOX 402901		ATLANTA GA	4,676,109
DELOITTE & TOUCHE	PO BOX 277694		ATLANTA GA	4,035,942
MELLON INVESTOR SERVICES LLC	ACCOUNTING DEPT	PO BOX 360857	PITTSBURGH PA	779,471
CB RICHARD ELLIS INC	PO BOX 182334		COLUMBUS OH	707,232
L J AVIATION	ARNOLD PALMER REGIONAL AIRPORT	200 PLEASANT UNITY RD STE 112	LATROBE PA	565,225
MELLON CONSULTANTS INC	DEPT CH 14061		PALATINE IL	481,056
DELOITTE & TOUCHE LLP	4205 COLLECTION CENTER DR		CHICAGO IL	474,166
TPI INC	PO BOX 201152		DALLAS TX	450,000
LAZARD & FRERES	30 ROCKEFELLER PLZ	60TH FL	NEW YORK NY	416,667
CUSHMAN & WAKEFIELD INC	51 W 2ND ST		NEW YORK NY	353,616
909 THIRD CO - NY LEASE	LOCKBOX #6302749890	PO BOX 19426A	NEWARK, NJ	307,898
NED TANNEBAUM & PARTNERS	9200 S DADELAND BLVD	STE 516	MIAMI FL	298,614
R R DONNELLEY RECEIVABLES INC	PO BOX 905151		CHARLOTTE NC	298,468
MGMT RECRUITERS & OM5 OF ANN ARBOR	9600 GREEN CT STE 100		ANN ARBOR MI	282,375
PROXY SERVICES CORP	PO BOX 18878		NEWARK NJ	202,095
TREASURY STRATEGIES INC	ATTN MICHAEL GALLANIS	13TH FLOOR 309 W WASHINGTON ST	CHICAGO IL	131,717
ACORDIA EMPLOYERS SERVICE CORP	PO BOX 3389		CHARLESTON WV	129,652
NY STOCK EXCHANGE INC	PO BOX 4530	GRAND CENTRAL STA	NEW YORK NY	118,114

24I

ANNUAL REPORT OF

Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	Address			Amount
BIZET HUMAN ASSET MGMT INC	FOSTER PLZ VII	661 ANDERSEN DR	PITTSBURGH PA	111,800
R R DONNELLEY RECEIVABLES INC	PO BOX 905151		CHARLOTTE NC	108,700
NEW ENERGY	PO BOX 116022		ATLANTA GA	105,882
CARPENTER LEGAL SEARCH	ONE OXFORD CTR	STE 3030 301 GRANT ST	PITTSBURGH PA	103,330
DECISION PARTNERS LLC	313 E CARSON ST		PITTSBURGH PA	94,187
NAVIGANT CONSULTING INC	4511 PYASPHERE CIR		CHICAGO IL	93,826
CHECKFREE SERVICES CORP	PO BOX 409287		ATLANTA GA	84,583
BROOKS GROUP INC	4731 W ATLANTIC AVE STE B 10		DELRAY BEACH FL	84,425
BUSINESS WIRE	PO BOX 45348		SAN FRANCISCO CA	73,639
J D POWER & ASSOC	PO BOX 512778		LOS ANGELES CA	72,500
CHARLES RIVER ASSOC INC	D-3139		BOSTON MA	69,826

TOWERS PERRIN INC	PO BOX 8500 S-6110		PHILADELPHIA PA	65,544
JUSTIFACTS CREDENTIALS	VERIFICATION INC	8085 SALTSBURG RD STE 100	PITTSBURGH PA	63,902
DELOITTE & TOUCHE	21550 OXNARD ST	STE1100	WOODLAND HILLS CA	62,500
J CHRISTOPHER LAGOW	830 E MAIN ST STE 1500		RICHMOND VA	61,347
LCG CONSULTING INC	4962 EL CARNINO REAL	STE 112	LOS ALTOS CA	60,000
DILENSCHNEIDER GROUP	200 PARK AVE 26TH FL		NEW YORK NY	59,102
JANA O SHEFFER	CONSULTANT	315 W 2ND ST	FREDERICK MD	58,580
SOUTHERN CO SERVICES	241 RALPH MCGILL BLVD NE		ATLANTA GA	57,714
CULVER CO INC	104 BRIDGE RD		SALISBURY MA	52,279
CLARITAS INC	PO BOX 7247-7380		PHILADELPHIA PA	50,000
CORRAO MILLER RUSH & WIESENTHAL	499 PARK AVE		NEW YORK NY	45,000
MELLON INVESTOR SERVICES, LLC	ACCOUNTING DEPT	PO BOX 360857	PITTSBURGH PA	43,939
GLOBAL INSIGHT (USA) INC	PO BOX 845730		BOSTON MA	43,900
MEYER UNKOVIC & SCOTT LLP	1300 OLIVER BLDG		PITTSBURGH PA	43,638
WALKER INFORMATION INC	PO BOX 663756		INDIANAPOLIS IN	41,246
LAURIE MITCHELL & CO INC	25018 HAZELMERE RD		CLEVELAND OH	37,500
LANPHER WILSON CORP	1930 ISAAC NEWTON SQ	STE 250	RESTON VA	35,901
CAMBRIDGE ENERGY RESEARCH ASSOC	A/R DEPT	55 CAMBRIDGE PKWY	CAMBRIDGE MA	35,000
INVESTORCOM INC	800 THIRD AVE	27TH FL	NEW YORK NY	34,158
JOHN T BOYD CO INC	MINING & GEOLOGICAL CONSULTANTS	1500 CORPORATE DR STE 100	CANONSBURG PA	32,326
D & B	PO BOX 75434		CHICAGO IL	29,118
WSI CORP	PO BOX 101332		ATLANTA GA	29,040
GLOBAL INSIGHT USA INC	PO BOX 945937		ATLANTA GA	27,000
SPSS INC	1213 PAYSPHERE CIR		CHICAGO IL	26,173
THOMSON FINANCIAL CORPORATE	PO BOX 5137		CAROL STREAM IL	25,900

Miscellaneous - Under $25,000 (268)				716,258

Total Outside Services - Other				17,548,180

TOTAL OUTSIDE SERVICES				53,197,806

24J

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS

ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Corporate pension plan	29,090,987
Long-term disability	215,826
Employee relocation expense	2,923,052
Group medical	26,594,351
Group life insurance	1,532,416
Savings plan expense	7,856,734
Employee education assistance	252,235
Group dental	2,320,680
Postretirement benefits other than pensions	23,117,000
Workforce Reduction	2,834,577
Capitalized Benefits	(22,924,814)
Health & Dependent care spending plan	144,556
Benefits Administration	291,617
Employee Award Programs	355,626
Supplemental Executive Retirement Plan	4,874,340

TOTAL	79,479,184

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
General Advertising:
	SPOKANY & CO	563,734
	PITTSBURGH PIRATES	129,792
	DRAKE ADVERTISING INC	29,706
	YAHOO RESUMIX	12,680
	ADS/DAC GROUP INC	14,097
	VERIZON	9,816
	POSTMASTER	16,079
	CAREERBUILDERS LLC	5,900
	WV PUBLIC BRODCASTINF FND	4,400
	INTERSPACE SERVICES INC	4,326
	VARIOUS (27)	7,068

TOTAL		797,598

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.2, “Miscellaneous General Expenses”, classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. _441(b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
Corporate membership dues	980,121
Financial expenses	34,221
Miscellaneous	29,512
Directors fees and expenses	9,905

TOTAL	1,053,759

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

RENTS

ACCOUNT 931

Instructions:	Provide a listing of the amount included in account 931, “Rents”, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Office Space & Buildings	2,957,819
Computer Equipment	3,590,415
PC Hardware	678,312
Communication Equipment	61,403
Furniture & Equipment	557,678
Office Space Affiliated	6,126,657
Office Furn and Equip - Affiliated	20,973,644
Miscellaneous	326,483

TOTAL	35,272,411

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES

ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, “Taxes Other Than Income Taxes”. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amount thereof. Provide a subtotal for each class of tax.

KIND OF TAX		AMOUNT
(1)	Other than U.S. Government Taxes:

	State unemployment tax	923,744
	Franchise tax	(1,678)
	State gross premium & license	91,234
	State Sales tax	1,059,677
	State Use tax	15,106

	Total Other than U. S. Government Taxes	2,088,083

(2)	U.S. Government Taxes:

	FICA	25,938,916
	Federal Unemployment	301,459
	Federal Other	(74,892)

	Total U. S. Government Taxes	26,165,483

	TOTAL	28,253,566

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

DONATIONS

ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1, “Donations”, classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
EDISON ELECTRIC INSTITUTE	MEMBERSHIP DUES	37,500
FOUNDATION FOR MALCOLM BALDRIGE	CONTRIBUTION	25,000
WESTMORELAND TRUST	CONTRIBUTION	10,000
WASHINGTON CO MUSEUM OF FINE ART	CONTRIBUTION	5,000
WV STATE MUSEUM	CAPITAL CONTRIBUTION	5,000
JOE MANCHIN INAUGURAL	PLEDGED AMOUNT	5,000
OFFICE OF HOME ENERGY PROGRAMS	MARYLAND EUSP	4,821
FIRE & AMBULANCE COMPANIES (28)	CONTRIBUTION	5,850
MISC (10)		3,733

		101,904

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

OTHER DEDUCTIONS

ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, “Other Deductions”, classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
None

TOTAL		0

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVIII

NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

None other than those specifically noted on various pages.

Allegheny Energy Organizational Structure as of 12/31/2004

Title
Allegheny Energy Supply
Administration (Supply)
President, Supply

Supply Administration

GM, Safety, Health & Training

Supply Operations

VP, Supply Operations
Asst Reg Dir, Armstrg/Mit/AE3,4&5
Dir, Technical Services
Dir,CT Stations&Bus Proc Improve
Regional Director
Bus Proc Improve Dir
Combined Cycle Manager - Product
Combined Cycle Plant Manager
Mgr, Administration/Business
Mgr, Equipment Services
Mgr, Operations
Mgr, Production
Mgr, Support Services
Mgr, Support/Admin
Mgr, Technical Support
Mgr, Work Mgmt & Pred Maint
Regional Mgr, Administration
Regional Mgr, Equipment Services
Regional Mgr, Operations
Superintendent Bath County

Supply Services

Dir, Business Support
Dir, Engineering & Construction
Mgr, Project Constr and Start-Up
Mgr, Project Controls
Mgr, Project Engineering

Allegheny Power

Administration (AP)

President, Allegheny Power

Retail Services

VP, Retail Services
Dir, Customer Management
Dir, Customer Service Center
Dir, Meter Reading & Collections
Dir, Product Management
Dir, Regulation & Rates
Dir, Safety, Bldg Svcs & Trng
GM, Building Services
GM, CSC Operations
GM, CSC Performance

Allegheny Energy Organizational Structure as of 12/31/2004

GM, Credit & Collection
GM, Customer Programs
GM, Electric Supply
GM, Fiber Operations
GM, Marketing
GM, Meter Reading
GM, Operations Support Services
GM, Rate Studies
GM, Regulated Pricing Services
GM, Load Data & Retail Access Svcs
GM, Reg Finance & Cost Allocation
Mgr, Construction Services
Mgr, Customer Relations

Transmission & Distribution

VP, Transmission & Dist
Dir, Operations
Dir, Planning&System Operations
Dir, Project Development
Dir, Support Services
Dir, T&D Services
Regional Dir, Operations
GM, Forestry
GM, Lines Services
GM, Metering & System Protection
GM, Operations
GM, Project Development
GM, Projects
GM, Substations
GM, System Planning
GM, Systems Operations
GM, Technical Services
GM, Transportation
Mgr, Distribution Lines Maint
Mgr, Distribution Planning
Mgr, Operations
Mgr, Projects
Mgr, Reliability
Mgr, Safety & Quality Assurance
Mgr, Safety&Quality Assurance
Regional Mgr, Administration

Corporate Services

Administration (AE)

VP, Human Resources
Dir, Compensation&Benefits
Dir, Employee Rel&Org Dev
Diversity Manager
GM, Supply Business Support
Gen Manager, AP Business Support
Mgr, Administration & Data Svcs
Mgr, Benefits
Mgr, Compensation & Payroll
Mgr, Labor Relations
Mgr, Organizational Development

Corporate Communications

VP, Corporate Communications

33A

Allegheny Energy Organizational Structure as of 12/31/2004

Dir, External Communications
Dir, Workforce Communications
Dir, Internal & Business Com
GM, Corporate Communications
Mgr, Communications (AP)
Mgr, Field Communications
Mgr, Web Communications

External Affairs

VP, External Affairs
Dir, Federal Government Affairs
Dir, Federal Regulatory Affairs
Dir, State Affairs
Dir, State Regulatory Policy
Mgr, State Governmental Affairs
Mgr, State Govtl Affairs

Finance

Sr VP & Chief Financial Officer
VP & Chief Information Officer
VP & Treasurer
VPController & Chief Acctg Officer
Asst Controller, Ext Reporting
Chief Risk Officer
Dir, Audit Services
Dir, Business Applications
Dir, Cash Management
Dir, Enterprise Arc & Policy
Dir, Enterprise Infra & Security
Dir, Finance (Allegheny Power)
Dir, Parent Co Acctg
Dir, Reg Acctg
Dir, Risk Management
Dir, Supply Chain & CPO
Dir, Taxes
Dir, Unreg Acctg
Dir, FinancePerformanceImprovemnt
Dir, Financial Planning&Analysis
Exec Dir, Investor Rel & Corp Com
Assistant Treasurer
GM, Asset Accounting
GM, Audit Services
GM, Audit Services - Technical
GM, Electronic Commerce
GM, External Reporting
GM, Finan Trans & Policies
GM, Finance
GM, Financial Planning & Managem
GM, IS Shared Services
GM, Information Technology
GM, Procurement
GM, Procurement/Stores
GM, Risk Operations
GM, Stores
GM, Supply Chain Accounting
GM, Supply Chain Performance
General Manager
Manager, Asset Acctg
Mgr, Business Applications

33B

Allegheny Energy Organizational Structure as of 12/31/2004

Mgr, Client Support
Mgr, Comp & Benefits Acctg
Mgr, Consldtns & Analysis
Mgr, Contract Administration
Mgr, Controls Compliance
Mgr, Disbrsmnt Acctg
Mgr, Energy Accounting
Mgr, Financial & Operating Rptg
Mgr, GL & Controls
Mgr, IT Asset Management
Mgr, IT Finance & Perform Mgmt
Mgr, IT Operations
Mgr, IT Security
Mgr, Income Taxes & Tax Planning
Mgr, Network Solutions
Mgr, Oper Acctg
Mgr, P&L Reptg & Analysis
Mgr, Project Analysis
Mgr, Projects
Mgr, Reg Rev & Billing
Mgr, Regulated Accounting
Mgr, Server Solutions
Mgr, Taxes Other Than Income
Mgr, Unreg Acctg
Mgr, Unreg Billing
Mgr, Asset Optimization Acctg

Legal Services

VP, Environmental Affairs
Acting Secretary
Deputy Gen Counsel, Securities
Deputy General Counsel, AP
Deputy General Counsel, Supply
Dir, System Security
Sr. Litigation Counsel
Assistant Secretary
Claims Manager - Senior Attorney
GM, Environmental
Mgr, Analytical Services
Mgr, Environmental Permit & Rpt
Mgr, Loss Prevention
Mgr, Investigations&Corp Programs

President and CEO

Chairman of the Board

Quality

VP, Quality

Strategic Plan & Opt

VP, Portfolio Optimization
VP, Strategic Planning & CCO
Dir, Asset Management
Dir, Fuel and Power Markets
Dir, Plann, Model and Forecast
Dir, Strategic Planning
GM, Short-Term Optimization
Mgr, Business Development

33C

Allegheny Energy Organizational Structure as of 12/31/2004

Mgr, Fuel Operations
Mgr, Modeling
Mgr, Origination
Mgr, Shift Operations
Mgr, Strategic Planning

Mountaineer Gas Company

Retail Services

Dir, Gas Operations
GM, Gas Supply
GM, Operations
Mgr, Safety & Quality Assurance
Regional Mgr, Administration

33D

Corporate Cost Allocation Principles

Costs of Rendering Services – (Allegheny Energy Service Corporation Methods of Cost Allocation)

Allegheny is an integrated energy business that owns and operates electric generation facilities and delivers electric and natural gas services to customers. Allegheny Energy Service Corporation (AESC) provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational, and legal services. These services are provided at cost. Allegheny Energy Inc. (AE), the parent holding company, operates its business primarily through AE’s various directly and indirectly owned subsidiaries. Allegheny has two business segments. The Delivery and Services segment includes Allegheny’s electric and natural gas transmission and distribution operations, which include Monongahela Power Company (MP)(excluding its West Virginia generation assets), The Potomac Edison Company (PE), and West Penn Power Company (WP). The Generation and Marketing segment includes Allegheny’s power generation operations, which include Allegheny Energy Supply, LLC (AES), Monongahela’s West Virginia generation assets and Allegheny Generating Company (AGC). AESC provides services in accordance with the Service Agreements entered into with each client company. The Service Agreements are administered in accordance with Public Utilities Holding Company Act of 1935 (PUHCA) and the Securities and Exchange Commission (SEC) regulations thereunder. AESC’s accounting system utilizes an account number structure for the purpose of accumulating and charging costs to the appropriate client company. The accounting system allows AESC to supply accounting records and information to the client companies in enough detail to allow them to record and report their costs in accordance with the Federal Energy Regulatory Commission (FERC) Uniform System of Accounts and applicable SEC rules and regulations. The costs of rendering services by AESC includes all costs of doing business, including interest.

AESC maintains a separate record of the expenses for each business unit. These expenses include expenses that are directly attributable to the business unit and an appropriate portion of those expenses that are not directly attributable to the business unit but are necessary to its operation. These expenses consist of salaries of officers and other employees, employee welfare expenses (i.e., social security taxes, life insurance, pensions, post-retirement benefits (other than pension), medical, dental, and other welfare expenses), expenses associated with the training and development of AESC employees, rents, dues and membership, and all other expenses attributable to, or necessary to the operation of, the business unit.

Key Allocation Factors

1.	Delivery and Supply Allocation Factor (OPERCO billing allocator)

a.	Departmental and incremental out-of-pocket expenses expended for all energy sales companies are allocated to each company in the group based on the ratio of the total allocation factor of such company.

b.	The allocation factor applicable to these companies during any year is the average of the quotients of:

(1)	The total expenses of such businesses (excluding costs of power purchased from other utilities and fuel costs) charged to Operating and Maintenance Expense Accounts divided by the total of such expenses of all businesses for the same period;

(2)	The total number of kWhs sold by such business to customers (excluding other related businesses) during the same three-year period divided by the total number of kWhs so sold by all businesses during the three years;

(3)	The sum of the total amounts of electric plant-in-service on the books of such businesses (less reserves for depreciation and amortization) at the close of each of the three years immediately preceding the current year divided by the sum of the total amounts of electric plant-in-service (less reserves for depreciation and amortization) on the books of all businesses at the close of each of such three years; and

(4)	If the use of the aforesaid bases of allocation results in inequity, the bases of allocation are adjusted so as to effect a more equitable distribution of group service charges based upon more appropriate functional relationships between the services rendered and the allocation formula employed.

2.	All System Companies Allocation Factor (ALLCO_MG billing allocator)

a.	Departmental and incremental out-of-pocket expenses expended for a group which includes all Allegheny system companies (excluding AESC) are allocated among the client companies on the basis of the average of the prior three years payroll and related overhead costs charged by AESC to each client company.

3.	Power Station Allocation Factors (COAL_STA, PS_CO_ALC & MP_AESUP billing allocators)

34A

a.	The allocation factors applicable to AESC employees who provide services to client company power stations during any year is based upon the generating capacity of each power station divided by the system’s total generating capacity.

4.	Delivery Allocation Factors (AP_3CO and AP_4CO billing allocators)

a.	These factors are similar to the Delivery and Supply allocation factor described in 1 above. The difference is that the allocations will be based on Delivery costs, kWh sales, and electric plant only. These factors will be used to allocate system-wide Delivery initiatives to each of the Delivery businesses.

5.	Customers Allocation Factors (CUSTOMERS billing allocators)

a.	This allocation was established to allocate charges to Delivery companies (including Mountaineer Gas Company) based on the number of customers that exist in the service territory for each Delivery business unit divided by the total number of customers. This allocation is used when costs cannot be identified to one company and state.

6.	Number of Regulated WV Customers (REGWV_CUST billing allocator)

a.	This allocation was established to allocate charges to Delivery companies in the West Virginia territory based on the number of customers that exist in the service center territory. This is used when costs cannot be identified to one company and state.

7.	Number of Employees Allocation Factors (NO_EMPLOY billing allocators)

a.	Departmental and incremental out-of-pocket expenses expended for a group which includes all Allegheny system companies (excluding AESC) are allocated among the client companies on the basis of the prior year employee headcount by business unit divided by the total company or total union employee headcount at prior year-end.

8.	Number of Union Employees (NO_UNION billing allocator)

a.	This allocation was established to allocate charges to the Allegheny system companies based on the number of union employees employed. Examples of usage would be to allocate negotiation costs incurred for the different unions with the various companies and states where they are employed.

9.	Number of Billings (NO_BILLING billing allocator)

34B

a.	Departmental and incremental out-of-pocket expenses expended for a group which includes all Allegheny operating companies (including Delivery, AES and Mountaineer Gas Company, but excluding Allegheny Ventures Inc.) are allocated among the client companies based on prior year bills processed through Platinum billing system by business unit divided by prior year total bills processed through Platinum billing system.

10.	Number of Invoices (NO_INVOICE billing allocator)

a.	Departmental and incremental out-of-pocket expenses expended for a group which includes all Allegheny operating companies (including Delivery, AES and Mountaineer Gas Company, but excluding Allegheny Ventures, Inc.) are allocated among the client companies based on prior year invoices processed through the accounts payable system by business unit divided by prior year total invoices processed through the accounts payable system.

11.	Salaries (SALARIES billing allocator)

a.	Employee benefit charges expended for a group which includes all Allegheny system companies (excluding AESC) are allocated among the client companies on the basis of the year-to-date labor charged by AESC to each client company divided by the total year-to-date labor charged by AESC.

12.	Building Metrics Allocation (HAG_BLDG, FMT_BLDG, & GRBG_BLDG billing allocators)

a.	Building services costs allocated to all Allegheny operating companies (excluding AESC.) are allocated among the client companies based on square footage by department of each corporate center.

13.	Individual Power Station Joint Ownership Allocations (HARRISON, HATFIELD, PLEASANTS, ALBRIGHT23, FTMARTIN1, FTMARTIN2, FTMRT_COMA, FTMRT_COMB, RIVESVILLE, WILLOW_ISL billing allocators)

a.	Jointly owned power station costs allocated to regulated and unregulated supply entities based on ownership of each station.

14.	Transmission Load Allocation (TRANS_LOAD billing allocator)

a.	Power control center costs allocated to regulated electric business units based on transmission load ratio of each business unit divided by the total transmission load.

15.	Direct Assignment Allocation Factor

a.	This applies to other allocations that are 100% assigned to a specific business unit.

34C

The total cost of a particular service rendered to a specific group of client companies is the sum of the amounts of the Departmental Expenses, Overhead Expenses, costs of services rendered to AESC, and incremental Out-of-Pocket Expenses which are applicable to such group of companies in respect of such service.

Whenever the charges to individual customer companies for services rendered are based upon estimates of AESC’s costs, such service charges are adjusted to actual cost at the end of each year, as required by the terms of Rule 90(a)(2) promulgated under PUHCA.

The general SEC policy on variations from approved methods is that if a change in the allocation causes over $50,000 or 5% change in the cost that would be charged to a company, then the allocation method must be brought to the SEC via a 60-day letter for approval.

34D

ANNUAL REPORT OF Allegheny Energy Service Corporation

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

None.

ANNUAL REPORT OF Allegheny Energy Service Corporation

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Allegheny Energy Service Corporation
(Name of Reporting Company)

By:	/s/ Thomas R. Gardner
(Signature of Signing Officer)

Thomas R. Gardner, VP & Chief Accounting Officer
(Printed Name and Title of Signing Officer)

Date: April 29, 2005